COL Capital Limited

(Incorporated in Bermuda with limited liability)

RECEIVED
2006 OCT 16 P 3:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption No.: 82-03654

12 October 2006

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
U.S.A.

SUPPL

06017421

By Courier

Dear Sirs

COL CAPITAL LIMITED

We furnish herewith the following documents issued by COL Capital Limited, a company incorporated in Bermuda, pursuant to Rule 12g3-2(b)(iii) under the Securities and Exchange Act of 1934 for your kind attention:

1. Announcement dated 13 September 2006 published in The Standard (in English) and Hong Kong Economic Times (in Chinese) both relating to the announcement of interim results for the six months ended 30 June, 2006; and

2. 2 copies of 2006 Interim Report.

Parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the duplicate copy of this letter to us.

Yours faithfully
For and on behalf of
COL Capital Limited

Fung Ching Man, Ada
Company Secretary

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

Encls.

10/17

AF/el/06171L

中國網絡資本有限公司
香港灣仔駱克道333號中國網絡中心47字樓
47/F, China Online Centre, 333 Lockhart Road, Wan Chai, Hong Kong SAR
電話 Telephone: (852) 3102-8500 傳真 Fax: (852) 2961-3500

COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)
(股份代號:383)
(網址:*http://www.colcapital.com.hk*)

截至二零零六年六月三十日止六個月之中期業績公佈

本集團未經審核之業績

中國網絡資本有限公司(「本公司」)之董事會(「董事」)謹此公佈,本公司及其附屬公司(「本集團」)截至二零零六年六月三十日止六個月之未經審核綜合業績,連同二零零五年度同期之比較數字如下。綜合中期財務報表並未經審核,但已經本公司之核數師德勤·關黃陳方會計師行按照香港審計準則第700號「審查中期財務報告之約定」作出審查,及經本公司之審核委員會審查。

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)
營業額	3	543,808	84,413
銷售成本		(389,508)	(59,586)
毛利		154,300	24,827
投資之溢利淨額	4	481,633	21,805
其他收入		9,041	2,968
出售一間聯營公司之溢利		1,740	-
分銷成本		(2,424)	(3,795)
行政支出		(23,646)	(8,507)
其他支出		(4,423)	(682)
融資成本	5	(3,225)	(2)
除稅前溢利		612,996	36,614
稅項支出	6	(9,600)	(116)
期內溢利	7	603,396	36,498
以下應佔:			
本公司權益持有人		603,396	36,498
少數股東權益		-	-
		603,396	36,498
股息	8		
一已付末期股息		11,422	12,070
一建議中期股息		2,856	3,018
每股基本盈利	9	2.06港元	0.12港元

簡明綜合資產負債表

	附註	二零零六年 六月三十日 千港元 (未經審核)	二零零五年 十二月三十一日 千港元 (已審核)
非流動資產			
投資物業		55,619	136,526
物業、廠房及設備		4,229	51,825
預付租賃款項		2,453	2,483
於一間聯營公司之權益		-	-
可供出售投資		441,391	171,633
貸款票據		49,576	86,805

3. 分項資料

於管理上,本集團現時分為四大營運業務,分別是流動電話分銷、證券買賣及投資、財務服務和物業投資。

上述四大業務乃本集團匯報主要分項資料所按之基準。

以下為本集團於期內按主要業務及市場地區劃分之營業額及期內溢利之分析:

按業務分項:

截至二零零六年六月三十日止六個月:

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
營業額	31,432	506,932	3,683	1,761	543,808
分項業績	(4,580)	633,168	3,950	(402)	632,136
出售一間聯營公司之溢利					1,740
未分攤之其他收入					1,503
未分攤之公司支出					(19,158)
融資成本					(3,225)
除稅前溢利					612,996
稅項支出					(9,600)
期內溢利					603,396

截至二零零五年六月三十日止六個月:

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
營業額	43,601	31,857	7,562	1,393	84,413
分項業績	(940)	35,697	7,558	282	42,597
未分攤之其他收入					351
未分攤之公司支出					(6,332)
融資成本					(2)
除稅前溢利					36,614
稅項支出					(116)
期內溢利					36,498

地區分項:

本集團之經營業務分佈於香港及中國內地(「中國」)。

於回顧期內,本集團之流動電話分銷、證券買賣及投資以及財務服務業務在香港進行,投資物業的租金收入來自香港及中國。

以下列表提供本集團按市場地區營業額之分析:

	截至六月三十日止六個月 二零零六年 千港元	二零零五年 千港元
香港	542,903	83,728
中國	905	685
	543,808	84,413

4. 投資之溢利淨額

	截至六月三十日止六個月 二零零六年	二零零五年

財務業績

截至二零零六年六月三十日止六個月,本集團之營業額上升544%至543,808,000港元(二零零五年:84,413,000港元),本公司股東應佔溢利淨額上升1,553%至603,396,000港元(二零零五年:36,498,000港元),主要由於證券交易及投資活動大幅增加。由於本集團進行股份回購行動,與溢利淨額比較,每股盈利大幅度上升1,617%至2.06港元。(二零零五年:0.12港元)。

於二零零六年六月三十日,本集團之淨資產值為每股7.40港元(二零零五年:4.10港元)。

中期股息

董事向於二零零六年十月二十六日名列本公司股東名冊之股東宣派每股0.01港元(二零零五年:0.01港元)合共約為2,856,000港元之中期股息,股息單預計於二零零六年十一月十日或之前寄發。

暫停辦理股份過戶登記手續

本公司將由二零零六年十月二十四日(星期二)至二零零六年十月二十六日(星期四)(首尾兩日包括在內)止期間暫停辦理股份過戶登記手續。

業務回顧

二零零六年上半年,本集團旗下星光電訊有限公司(「星光」)經營之流動電話分銷業務之營業額下降至31,432,000港元(二零零五年:43,601,000港元),並錄得虧損4,580,000港元(二零零五年:虧損940,000港元)。鑑於主要品牌及其他韓國品牌在爭取市場佔有率方面的競爭激烈,並紛紛實施進取的定價策略,星光需在充滿競爭的營商環境下經營。此外,供應商延遲推出新款的3G流動手機型號,亦對星光的銷售額及毛利率構成不利影響,面對主要品牌頻頻調整價格,星光已更嚴謹控制各手機型號的數量,銳意減低存貨風險,並加快滯銷存貨的消貨。本集團亦已與LG訂立關於將LG流動電話分銷予選定經銷商的安排。

截至二零零六年六月三十日止期間,本集團之金融工具買賣及投資業務錄得營業額506,932,000港元(二零零五年:31,857,000港元)及溢利633,168,000港元(二零零五年:35,697,000港元)。本港股市表現雖然頗為波動,但本集團於二零零六年三月仍能以現金款項257,600,000港元出售天安中國投資有限公司之70,000,000股股份。

於回顧期內,本集團放債業務帶來營業額(以利息收入為主)3,683,000港元(二零零五年:7,562,000港元),並錄得溢利3,950,000港元(二零零五年:7,558,000港元),當中包括撥回銀行費用撥備。

二零零六年上半年,本集團位於香港及中華人民共和國(「中國」)之投資物業錄得營業額1,761,000港元(二零零五年:1,393,000港元)及虧損402,000港元(二零零五年:溢利282,000港元)。誠如本公司於二零零五年年報所述,鑑於中國政府繼續採取宏觀調控措施遏抑過熱樓市,本集團遂決定套現其於中國深圳市布吉鎮之投資物業的投資,並已與一名第三方訂立有條件框架協議,以代價99,900,000人民幣出售本集團之全部權益(「出售事項」)。本集團已收取按金31,220,000人民幣,餘額68,680,000人民幣將於完成日期起計六個月內支付,有關款項按每月1厘的息率計息。因為若干技術性問題,出售事項之完成日期推遲至二零零六年九月二十三日。

財務資源、借貸、股本結構及滙率波動之風險

本集團持續保持穩健之財務狀況。於二零零六年六月三十日,於重列若干與出售事項有關之非流動資產為流動資產後,本集團之非流動資產主要包括55,619,000港元(二零零五年十二月三十一日:136,526,000港元)之投資物業;4,229,000港元(二零零五年十二月三十一日:51,825,000港元)之物業、廠房及設備;2,453,000港元(二零零五年十二月三十一日:2,483,000港元)之預付租賃款項及490,967,000港元(二零零五年十二月三十一日:258,438,000港元)之長期投資。此等非流動資產主要由股東資金支付。於二零零六年六月三十日,本集團之流動資產淨值為1,589,569,000港元(二零零

	附註		
於一間聯營公司之權益			
可供出售投資		441,391	171,633
貸款票據		49,576	86,805
		553,268	449,272
流動資產			
持作出售之存貨－製成品		8,903	1,495
持作買賣之投資		1,504,099	886,464
應收一位少數股東款項		–	4,805
應收賬項、按金及預付款項	10	31,299	12,501
應收貸款		101,219	74,429
有抵押銀行存款		10,702	10,526
銀行結餘及現金		56,899	16,819
		1,713,121	1,007,039
分類為待售之資產		134,422	–
		1,847,543	1,007,039
流動負債			
應付賬項及應計費用	11	10,482	41,176
客戶訂金及預收款項		11,138	2,713
其他借貸		162,404	100,986
應付稅項		13,915	4,315
		197,939	149,190
分類為待售資產之相關負債		60,035	–
		257,974	149,190
流動資產淨值		1,589,569	857,849
總資產減流動負債		2,142,837	1,307,121
資本及儲備			
股本		2,856	2,975
儲備		2,123,183	1,281,957
本公司權益持有人應佔之權益		2,126,039	1,284,932
少數股東權益		16,798	16,798
權益總額		2,142,837	1,301,730
非流動負債			
遞延稅項負債		–	5,391
		2,142,837	1,307,121

附註：

1. **編製基準**

簡明財務報表乃按照香港會計師公會（「香港會計師公會」）所頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則（「上市規則」）附錄16適用之披露要求而編製。

2. **主要會計政策**

除若干物業及金融工具按適用情況以公允價值計量外，本簡明綜合財務報表乃按歷史成本為編製基礎。

本簡明綜合財務報表所採用之會計政策與本集團編製截至二零零五年十二月三十一日止年度財務報表所採用的一致。

於本期間，本集團首次應用多項由香港會計師公會所頒佈之新準則、修訂及註釋，該等準則各自地適用於二零零五年十二月一日或二零零六年一月一日或其後開始之會計期間。採納新香港財務報表準則並未導致本集團會計政策出現變動，亦未對本會計期間或過往會計期間之業績編製及呈列方式構成影響，故此，並無需要過往期間之調整。

新近頒佈之新會計準則之潛在影響

本集團並未提早應用以下已頒佈但尚未生效之新準則、修訂及註釋，本公司董事預期應用該準則、修訂或註釋將對本集團之簡明綜合財務報表並無產生重大影響。

香港會計準則第1號（修訂本）	資本披露[1]
香港財務報表準則第7號	衍生財務工具：披露[1]
香港（國際財務報表詮釋委員會）－詮釋第7號	採用香港會計準則第29號惡性通貨膨脹經濟中的財務報表中的重述法[2]
香港（國際財務報表詮釋委員會）－詮釋第8號	香港財務報表準則第2號之範圍[3]
香港（國際財務報表詮釋委員會）－詮釋第9號	內含衍生工具之重新評估[4]

[1] 二零零七年一月一日或之後開始的會計期間生效。
[2] 二零零六年三月一日或之後開始的會計期間生效。
[3] 二零零六年五月一日或之後開始的會計期間生效。
[4] 二零零六年六月一日或之後開始的會計期間生效。

4. **投資之溢利淨額**

	截至六月三十日止六個月 二零零六年 千港元	二零零五年 千港元
衍生工具之已變現收益淨額	4,609	–
持作買賣之投資之公允價值變更	454,535	22,805
出售可供出售投資之已變現收益淨額	26,450	–
提早贖回貸款票據之折扣	(3,961)	(1,000)
	481,633	21,805

5. **融資成本**

融資成本代表於五年內全數償還銀行及其他借貸之利息。

6. **稅項支出**

	截至六月三十日止六個月 二零零六年 千港元	二零零五年 千港元
本期稅項包括：		
香港利得稅	9,600	55
中國所得稅	–	61
	9,600	116

香港利得稅乃根據本期間及上期間之估計應課稅溢利按17.5%之稅率計算。

中國所得稅已根據中國適用之稅率就估計應課稅溢利作撥備。

7. **期內溢利**

期內溢利已扣除（撥回）以下項目：

	截至六月三十日止六個月 二零零六年 千港元	二零零五年 千港元
員工成本，包括董事酬金	17,438	6,272
存貨減值	3,587	532
折舊及攤銷	311	405
利息收入	(8,467)	(2,922)
上市投資之股息收入	(10,409)	(7,970)

8. **股息**

	截至六月三十日止六個月 二零零六年 千港元	二零零五年 千港元
已付末期股息（附註）	11,422	12,070
建議中期股息－每股0.01港元（二零零五年：0.01港元）	2,856	3,018
	14,278	15,088

*附註：*於本期間，每股0.04港元之二零零五年末期股息（二零零四年末期股息：每股0.04港元）合共11,422,000港元（二零零四年末期股息：12,070,000港元）已支付股東並已反映於簡明綜合股本權益變動表。

9. **每股盈利**

每股基本盈利之計算乃按本公司權益持有人於期內應佔溢利603,396,000港元（二零零五年：36,498,000港元）及期內已發行普通股份加權平均數293,554,554股（二零零五年：301,755,547股）而計算。

10. **應收賬項、按金及預付款項**

本集團之一貫政策為給予其客戶平均30至90日之賒賬，以下為應收賬項之賬齡分析：

	二零零六年六月三十日 千港元	二零零五年十二月三十一日 千港元
90日內	3,627	2,409
181－360日	–	93
	3,627	2,502
其他應收賬項、按金及預付款項	27,672	9,999
	31,299	12,501

11. **應付賬項及應計費用**

以下為應付貿易賬項之賬齡分析：

	二零零六年六月三十日 千港元	二零零五年十二月三十一日 千港元
90日內之應付貿易賬項	1,559	35
其他應付賬項及應計費用	8,923	41,141
	10,482	41,176

年十二月三十一日：2,483,000港元）之預付租賃款項及490,967,000港元（二零零五年十二月三十一日：258,438,000港元）之長期投資。此等非流動資產主要由股東資金支付。於二零零六年六月三十日，本集團之流動資產淨值為1,589,569,000港元（二零零五年十二月三十一日：857,849,000港元）及7.2倍（二零零五年十二月三十一日：6.8倍）之流動比率，此乃按本集團之流動資產相對流動負債之比例計算。

本集團之所有借貸均為港元短期借貸，須於一年內償還，並以若干投資物業、有價證券及銀行存款作為抵押。於二零零六年六月三十日，本集團之借貸為162,404,000港元（二零零五年十二月三十一日：100,986,000港元）及資產負債率為5.0%（二零零五年十二月三十一日：6.6%），此乃按本集團之借貸淨額（扣除現金及銀行結餘）相對股東資金之比例計算。

於二零零六年上半年，本集團以總代價35,849,440港元回購本公司11,856,000股股份（每股面值0.01港元）並於股票市場註銷，引致本公司之已發行股本由2,974,795港元下降至2,856,235港元。

於回顧期內，本集團之資產、負債及交易均主要以港元、澳元、人民幣及馬來西亞林吉特為單位。由於屬短期性質，本集團以澳元為單位之資產及交易並無對沖風險。基於人民幣及馬來西亞林吉特於期內之匯率相對穩定，本集團並無重大外匯風險。

集團資產抵押

於二零零六年六月三十日，本集團分別以名下賬面值22,100,000港元（二零零五年十二月三十一日：22,100,000港元）、1,183,168,000港元（二零零五年十二月三十一日：737,033,000港元）、45,369,000港元（二零零五年十二月三十一日：19,272,000港元）及10,702,000港元（二零零五年十二月三十一日：10,526,000港元）之投資物業、持作買賣之投資、可供出售投資及銀行結餘及現金作為取得財務機構給予本集團信貸融資之抵押。

僱員

於二零零六年六月三十日，本集團僱用33名僱員（二零零五年十二月三十一日：32名）。本集團確保其僱員之薪酬福利與市場環境及個人表現相符合，並根據薪酬政策定期作出檢閱。

前景

為了擴大產品組合，星光現正與更多廠商就分銷其流動電話、個人數碼助理電話及其他數碼產品展開磋商，星光亦探索機遇，將流動電話銷售業務全力拓展至香港及澳門特別行政區以外的其他地區，致力開拓收入來源。星光目前是NEC、BenQ-Siemens、Pantech及LG流動電話港澳地區之特許分銷商。

本集團洞悉到在本港和全球加息憂慮，油價隨著地區局勢緊張而上升及中國實施緊縮宏觀經濟措施的種種負面因素下，金融市場和經濟前景目前並不明朗，凡此種種因素均可能對金融市場帶來不良影響，亦可能因而影響本集團二零零六年下半年之表現。然而，本集團將緊貼市場形勢，以避免或減低此等負面影響。

本集團將繼續物色中國、香港及亞太區的商機及投資契機，竭力進一步提高盈利能力並提升股東價值。

購買、出售或贖回上市證券

於期間內，本公司於香港聯合交易所有限公司（「聯交所」）以介乎1.25港元至3.325港元之價格購回本公司股本中11,856,000股普通股股份，總代價35,849,440港元。上述股份於其後已被註銷。

除上文所披露者外，本公司或其任何附屬公司於期間內概無購買、出售或贖回任何本公司之上市證券。

遵守企業管治之守則

董事深信企業管治為本公司成功的關鍵，並已採取各項措施，以確保維持高標準的企業管治。於二零零六年六月三十日止之期間內，本公司已採用並遵守聯交所證券上市規則（「上市規則」）附錄十四所載的企業管治常規守則（「企業管治常規守則」）的要求。本公司將定期審閱及更新現行的常規，以追隨企業管治的最新發展。

遵守董事進行證券交易之標準守則

本公司已採納上市規則附錄10所載之上市發行人董事進行證券交易之標準守則（「標準守則」），作為本公司董事進行證券交易之守則。經本公司向全體董事作出特定查詢後，所有董事已確認於截至二零零六年六月三十日止六個月期間均完全遵守標準守則所載之規定標準。

於網頁上刊登中期業績

本集團截至二零零六年六月三十日止六個月之中期報告載有上市規則附錄16段所需提供之所有資料，將於稍後在適當時間於聯交所及本公司網頁上刊登。

承董事會命
主席
莊淑涴

香港，二零零六年九月十三日

於本公佈日期，本公司之董事會由執行董事莊淑涴女士（主席）、王炳忠伯哲和江木賢先生及獨立非執行董事勞佰安先生、劉紹基先生及俞啟鎬先生組成。

* *中文名稱僅供識別*

(Page 1)



COL Capital Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 383)
(website: http://www.colcapital.com.hk)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of COL Capital Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2006 together with the comparative figures for the corresponding period in 2005 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu, in accordance with the Hong Kong Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" and by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

	NOTES	Six months ended 30.6.2006 HK$'000 (unaudited)	Six months ended 30.6.2005 HK$'000 (unaudited)
Turnover	3	543,808	84,413
Cost of sales		(389,508)	(59,586)
Gross profit		154,300	24,827
Net gain on investments	4	481,633	21,805
Other income		9,041	2,968
Gain on disposal of an associate		1,740	–
Distribution costs		(2,424)	(3,795)
Administrative expenses		(23,646)	(8,507)
Other expenses		(4,423)	(682)
Finance costs	5	(3,225)	(2)
Profit before taxation		612,996	36,614
Tax charge	6	(9,600)	(116)
Profit for the period	7	603,396	36,498
Attributable to:			
Equity holders of the Company		603,396	36,498
Minority interests		–	–
		603,396	36,498
Dividends	8		
– Final dividend paid		11,422	12,070
– Interim dividend proposed		2,856	3,018
Basic earnings per share	9	HK$2.06	HK$0.12

CONDENSED CONSOLIDATED BALANCE SHEET

	NOTES	As at 30.6.2006 HK$'000 (unaudited)	As at 31.12.2005 HK$'000 (audited)
Non-current assets			
Investment properties		55,619	136,526
Property, plant and equipment		4,229	51,825
Prepaid lease payments		2,453	2,483
Interest in an associate		–	–
Available-for-sale investments		441,391	171,633
Loan notes		49,576	86,805
		553,268	449,272
Current assets			
Inventories held for sale – finished goods		8,903	1,495
Investments held for trading		1,504,099	886,464
Amount due from a minority shareholder		–	4,805
Debtors, deposits and prepayments	10	31,299	12,501
Loan receivables		101,219	74,429
Pledged bank deposits		10,702	10,526
Bank balances and cash		56,899	16,819
		1,713,121	1,007,039
Assets classified as held for sale		134,422	–
		1,847,543	1,007,039
Current liabilities			
Creditors and accrued charges	11	10,482	41,176
Customers' deposits and receipts in advance		11,138	2,713
Other borrowings		162,404	100,986
Taxation payable		13,915	4,315
		197,939	149,190
Liabilities associated with assets classified as held for sale		60,035	–
		257,974	149,190
Net current assets		1,589,569	857,849
Total assets less current liabilities		2,142,837	1,307,121
Capital and reserves			
Share capital		2,856	2,975
Reserves		2,123,183	1,281,957
Equity attributable to equity holders of the Company		2,126,039	1,284,932
Minority interests		16,798	16,798
Total equity		2,142,837	1,301,730
Non-current liability			
Deferred tax liability		–	5,391
		2,142,837	1,307,121

Notes:

1. **BASIS OF PREPARATION**

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. **PRINCIPAL ACCOUNTING POLICIES**

The condensed consolidated financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2005.

In the current period, the Group has applied, for the first time, a number of new standards, amendments and interpretations issued by the HKICPA that are effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006 respectively. The adoption of the new HKFRSs has had no material effect on how the Group's results for the current and/or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

Potential impact arising from the recently issued new accounting standards

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the condensed consolidated financial statements of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[2]
HK(IFRIC) – INT 8	Scope of HKFRS 2[3]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[4]

[1] Effective for accounting periods beginning on or after 1 January 2007.
[2] Effective for accounting periods beginning on or after 1 March 2006.
[3] Effective for accounting periods beginning on or after 1 May 2006.
[4] Effective for accounting periods beginning on or after 1 June 2006.

3. **SEGMENT INFORMATION**

For management purposes, the Group is currently organised into four main operating divisions – mobile phone distribution, securities trading and investments, financial services and property investment.

These divisions are the basis on which the Group reports its primary segment information.

The turnover and profit for the period of the Group, analysed by business segments and geographical segments, are as follows:

By business segments:

For the six months ended 30 June 2006:

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Turnover	31,432	506,932	3,683	1,761	543,808
Segment result	(4,580)	633,168	3,950	(402)	632,136
Gain on disposal of an associate					1,740
Unallocated other income					1,503
Unallocated corporate expenses					(19,158)
Finance costs					(3,225)
Profit before taxation					612,996
Tax charge					(9,600)
Profit for the period					603,396

For the six months ended 30 June 2005:

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Turnover	43,601	31,857	7,562	1,393	84,413
Segment result	(940)	35,697	7,558	282	42,597
Unallocated other income					351
Unallocated corporate expenses					(6,332)
Finance costs					(2)
Profit before taxation					36,614
Tax charge					(116)
Profit for the period					36,498

By geographical segments:

The Group's operations are located in Hong Kong and the Mainland China ("China").

During the period under review, the Group's distribution of mobile phones, securities trading and investments and financial services are carried out in Hong Kong. Rental income from property investment is from Hong Kong and China.

(Page 2)

The following table provides an analysis of the Group's turnover by geographical market:

	Six months ended 30.6.2006 HK$'000	30.6.2005 HK$'000
Hong Kong	542,903	83,728
China	905	685
	543,808	84,413

4. NET GAIN ON INVESTMENTS

	Six months ended 30.6.2006 HK$'000	30.6.2005 HK$'000
Net realised gain on derivatives	4,609	–
Fair value changes on investments held for trading	454,535	22,805
Net realised gain on disposal of available-for-sale investments	26,450	–
Discount on early redemption of loan notes	(3,961)	(1,000)
	481,633	21,805

5. FINANCE COSTS

The finance costs represent interest on bank and other borrowings wholly repayable within five years.

6. TAX CHARGE

	Six months ended 30.6.2006 HK$'000	30.6.2005 HK$'000
The current tax comprises:		
Hong Kong Profits Tax	9,600	55
Income tax in China	–	61
	9,600	116

Hong Kong Profits Tax is calculated at 17.5% on the estimated assessable profit for both periods.

Income tax in China has been provided at the prevailing rates applicable in China on the estimated assessable profit.

7. PROFIT FOR THE PERIOD

	Six months ended 30.6.2006 HK$'000	30.6.2005 HK$'000
Profit for the period has been arrived at after charging (crediting) the following items:		
Staff costs including directors' emoluments	17,438	6,272
Write-down of inventories	3,587	532
Depreciation and amortisation	311	405
Interest income	(8,467)	(2,922)
Dividend income from listed investments	(10,409)	(7,970)

8. DIVIDENDS

	Six months ended 30.6.2006 HK$'000	30.6.2005 HK$'000
Final dividend paid *(Note)*	11,422	12,070
Interim dividend, proposed – HK$0.01 (2005: HK$0.01) per share	2,856	3,018
	14,278	15,088

Note: Final dividend for 2005 of HK$0.04 per share (Final dividend for 2004: HK$0.04 per share) amounting to HK$11,422,000 (Final dividend for 2004: HK$12,070,000) was paid to shareholders during the current period, and was reflected in the condensed consolidated statement of changes in equity.

9. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the profit for the period attributable to equity holders of the Company of HK$603,396,000 (2005: HK$36,498,000) and on 293,554,554 (2005: 301,755,547) weighted average number of ordinary shares in issue during the period.

10. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing an average credit period of 30 to 90 days to its trade debtors. An aged analysis of trade debtors is as follows:

	30.6.2006 HK$'000	31.12.2005 HK$'000
Within 90 days	3,627	2,409
181 – 360 days	–	93
	3,627	2,502
Other debtors, deposits and prepayments	27,672	9,999
	31,299	12,501

11. CREDITORS AND ACCRUED CHARGES

An aged analysis of trade creditors is as follows:

	30.6.2006 HK$'000	31.12.2005 HK$'000
Trade creditors due within 90 days	1,559	35
Other creditors and accrued charges	8,923	41,141
	10,482	41,176

FINANCIAL RESULTS

For the six months ended 30 June 2006, the Group's turnover increased by 544% to HK$543,808,000 (2005: HK$84,413,000) and net profit attributable to shareholders of the Company increased by 1,553% to HK$603,396,000 (2005: HK$36,498,000) mainly due to a substantial increase in our securities trading and investment activities. Compared to the net profit, the earnings per share of the Company increased by an even larger scale of 1,617% to HK$2.06 (2005: HK$0.12) as a result of the Group's share repurchase programme.

As at 30 June 2006, the Group's net asset value per share was HK$7.40 (2005: HK$4.10).

INTERIM DIVIDEND

The Directors declared the payment of an interim dividend of HK$0.01 (2005: HK$0.01) per share amounting to approximately HK$2,856,000 to shareholders whose names appear on the Register of Members of the Company on 26 October 2006. Dividend warrants are expected to be dispatched on or before 10 November 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 24 October 2006 to Thursday, 26 October 2006, both days inclusive, during which no share transfer will be effected.

BUSINESS REVIEW ON OPERATIONS

For the first half of 2006, the Group's mobile handset distribution business under Star Telecom Limited ("STAR") saw a drop in turnover to HK$31,432,000 (2005: HK$43,601,000) and a loss of HK$4,580,000 (2005: Loss of HK$940,000). STAR had to operate in an extremely competitive business environment due to aggressive pricing caused by the intense rivalry for market share among major brands and other Korean brands. Furthermore, the delays in launching of new 3G mobile handset models by our vendors also adversely affected the sales volume and profit margin of STAR. In response to the frequent price adjustments by major brands, STAR had implemented a much stricter control on the quantity for each handset model carried to minimize the inventory risk and facilitate the clearance of any slow moving stock. The Group had also entered into an arrangement with LG to handle the distribution of their mobile handsets to selected dealers.

On the trading and investment in financial instruments, the Group achieved a turnover of HK$506,932,000 (2005: HK$31,857,000) and a profit of HK$633,168,000 (2005: HK$35,697,000) for the period ended 30 June 2006. Although the Hong Kong stock market had been quite volatile, the Group managed to dispose of 70,000,000 shares of Tian An China Investments Company Limited in March 2006, generating cash proceeds of HK$257,600,000 for the Group.

During the period under review, the Group's money lending business contributed a turnover comprising mainly interest income of HK$3,683,000 (2005: HK$7,562,000), and achieved a profit of HK$3,950,000 (2005: HK$7,558,000) which included the write back of a provision for bank charges.

The Group's investment properties located in Hong Kong and the People's Republic of China ("China") recorded a turnover of HK$1,761,000 (2005: HK$1,393,000) and a loss of HK$402,000 (2005: Profit of HK$282,000) during the first half of 2006. As reported in the Company's 2005 Annual Report, in light of the continued austerity measures introduced by the government of China to curb the heated property market, the Group decided to unwind our investment in an investment property located at Buji Town in Shenzhen, China, by entering into a conditional framework agreement with a third party to dispose of our entire interest for a total consideration of RMB99,900,000 (the "Disposal"). A deposit of RMB31,220,000 has been received, with the remaining balance of RMB68,680,000 payable within six months from the completion date bearing interest at the rate of 1% per month. Due to certain technical issues, the completion date of the Disposal has been extended to 23 September 2006.

FINANCIAL RESOURCES, BORROWINGS, CAPITAL STRUCTURE AND EXPOSURES TO FLUCTUATIONS IN EXCHANGE RATES

The Group continued to maintain a strong financial position. As at 30 June 2006, after the reclassification of certain non-current assets associated with the Disposal to current assets, the Group's non-current assets consisted mainly of investment properties of HK$55,619,000 (31 December 2005: HK$136,526,000); property, plant and equipment of HK$4,229,000 (31 December 2005: HK$51,825,000); prepaid lease payments of HK$2,453,000 (31 December 2005: HK$2,483,000) and long term investments of HK$490,967,000 (31 December 2005: HK$258,438,000). These non-current assets were principally financed by shareholders' funds. As at 30 June 2006, the Group had net current assets of HK$1,589,569,000 (31 December 2005: HK$857,849,000) and current ratio of 7.2 times (31 December 2005: 6.8 times) calculated on the basis of the Group's current assets over current liabilities.

All the Group's borrowings are arranged on a short term basis in Hong Kong Dollars, repayable within one year and secured on certain investment properties, marketable securities and bank deposits. As at 30 June 2006, the Group had borrowings of HK$162,404,000 (31 December 2005: HK$100,986,000) and a gearing ratio of 5.0% (31 December 2005: 6.6%), calculated on the basis of the Group's net borrowings (after cash and bank balances) over shareholders' fund.

During the first half of 2006, the issued share capital of the Company has been reduced from HK$2,974,795 to HK$2,856,235 as a result of the repurchase of 11,856,000 shares (par value HK$0.01 each) for cancellation in the stock market for an aggregate consideration of HK$35,849,440.

During the period under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollar, Australian Dollar, Renminbi ("RMB") and Malaysian Ringgit. Because of its short term nature, the Group had not actively hedged risks arising from the Australian Dollar denominated assets and transactions. As the exchange rates of the RMB and the Malaysian Ringgit were relatively stable during the period, the Group was not materially affected by these foreign exchange exposures.

CHARGE ON GROUP ASSETS

As at 30 June 2006, the Group's investment properties, investments held for trading, available-for-sale investments, bank balances and cash with respective carrying values of HK$22,100,000 (31 December 2005: HK$22,100,000), HK$1,183,168,000 (31 December 2005: HK$737,033,000), HK$45,369,000 (31 December 2005: HK$19,272,000) and HK$10,702,000 (31 December 2005: HK$10,526,000) were pledged to financial institutions to secure credit facilities granted to the Group.

EMPLOYEES

The Group had 33 employees as at 30 June 2006 (31 December 2005: 32). The Group ensures that its employees are remunerated in line with market conditions and individual performance and our remuneration policies are reviewed on a regular basis.

PROSPECTS

To widen its product portfolio, STAR is currently negotiating with more manufacturers for the distributorship of their mobile handsets, PDA phones and other digital products. Further, it is also exploring the possibility of expanding its mobile handsets trading business to other geographical areas outside Hong Kong and Macau SAR in order to widen the revenue stream. Currently, STAR is the authorized distributor of NEC, BenQ-Siemens, Pantech and LG mobile handsets in the Hong Kong and Macau SAR regions.

The Group is conscious of the current uncertainty of the outlook of the financial markets and economic sentiments caused by the concerns over local and global interest rates hikes, increasing oil price due to regional tensions and the impact of China's economic tightening policies. These concerns may have an unfavorable impact on the financial markets which, in turn, may affect the Group's performance in the second half of 2006. However, the Group will monitor such situation closely in order to avoid or minimize such adverse impact.

The Group will continue to seek business and investment opportunities in China, Hong Kong and the Asia Pacific region cautiously to further improve profitability and enhance shareholders' value.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the period, the Company repurchased on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") a total of 11,856,000 shares in the range from HK$1.25 to HK$3.325 for a total consideration of HK$35,849,440. The said shares were subsequently cancelled.

Save as disclosed above, there was no purchase, sale or redemption by the Company or any of its subsidiaries of any listed securities of the Company during the period.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

The Directors believes that corporate governance is essential to the success of the Company and has adopted various measures to ensure that a high standard of corporate governance is maintained. Throughout the period ended 30 June 2006, the Company has applied the principles and complied with the requirements of the Code on Corporate Governance Practices listed out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange. The current practices will be reviewed and updated regularly to follow the latest practices in corporate governance.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code of conduct regarding Director's securities transactions. Having made specific enquiries of all Directors, they have confirmed their compliance with the required standard as set out in the Model Code throughout the six months ended 30 June 2006.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITES

The interim report of the Group for the six months ended 30 June 2006 containing all the information required by Appendix 16 of the Listing Rules will be published on the Stock Exchange's website and the Company's website in due course.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 13 September 2006

As at the date of this announcement, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin as executive directors and Messrs. Lo Wai On, Lau Siu Ki and Yu Qi Hao as independent non-executive directors.

(Page 1)



COL Capital Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 383)
(website: http://www.colcapital.com.hk)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of COL Capital Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2006 together with the comparative figures for the corresponding period in 2005 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu, in accordance with the Hong Kong Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" and by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

	NOTES	Six months ended 30.6.2006 HK$'000 (unaudited)	30.6.2005 HK$'000 (unaudited)
Turnover	3	543,808	84,413
Cost of sales		(389,508)	(59,586)
Gross profit		154,300	24,827
Net gain on investments	4	481,633	21,805
Other income		9,041	2,968
Gain on disposal of an associate		1,740	–
Distribution costs		(2,424)	(3,795)
Administrative expenses		(23,646)	(8,507)
Other expenses		(4,423)	(682)
Finance costs	5	(3,225)	(2)
Profit before taxation		612,996	36,614
Tax charge	6	(9,600)	(116)
Profit for the period	7	603,396	36,498
Attributable to:			
Equity holders of the Company		603,396	36,498
Minority interests		–	–
		603,396	36,498
Dividends	8		
– Final dividend paid		11,422	12,070
– Interim dividend proposed		2,856	3,018
Basic earnings per share	9	HK$2.06	HK$0.12

CONDENSED CONSOLIDATED BALANCE SHEET

	NOTES	As at 30.6.2006 HK$'000 (unaudited)	As at 31.12.2005 HK$'000 (audited)
Non-current assets			
Investment properties		55,619	136,526
Property, plant and equipment		4,229	51,825
Prepaid lease payments		2,453	2,483
Interest in an associate		–	–
Available-for-sale investments		441,391	171,633
Loan notes		49,576	86,805
		553,268	449,272
Current assets			
Inventories held for sale – finished goods		8,903	1,495
Investments held for trading		1,504,099	886,464
Amount due from a minority shareholder		–	4,805
Debtors, deposits and prepayments	10	31,299	12,501
Loan receivables		101,219	74,429
Pledged bank deposits		10,702	10,526
Bank balances and cash		56,899	16,819
		1,713,121	1,007,039
Assets classified as held for sale		134,422	–
		1,847,543	1,007,039
Current liabilities			
Creditors and accrued charges	11	10,482	41,176
Customers' deposits and receipts in advance		11,138	2,713
Other borrowings		162,404	100,986
Taxation payable		13,915	4,315
		197,939	149,190
Liabilities associated with assets classified as held for sale		60,035	–
		257,974	149,190
Net current assets		1,589,569	857,849
Total assets less current liabilities		2,142,837	1,307,121

	As at 30.6.2006 HK$'000 (unaudited)	As at 31.12.2005 HK$'000 (audited)
Capital and reserves		
Share capital	2,856	2,975
Reserves	2,123,183	1,281,957
Equity attributable to equity holders of the Company	2,126,039	1,284,932
Minority interests	16,798	16,798
Total equity	2,142,837	1,301,730
Non-current liability		
Deferred tax liability	–	5,391
	2,142,837	1,307,121

Notes:

1. **BASIS OF PREPARATION**

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. **PRINCIPAL ACCOUNTING POLICIES**

The condensed consolidated financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2005.

In the current period, the Group has applied, for the first time, a number of new standards, amendments and interpretations issued by the HKICPA that are effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006 respectively. The adoption of the new HKFRSs has had no material effect on how the Group's results for the current and/or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

Potential impact arising from the recently issued new accounting standards

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the condensed consolidated financial statements of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[2]
HK(IFRIC) – INT 8	Scope of HKFRS 2[3]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[4]

[1] Effective for accounting periods beginning on or after 1 January 2007.
[2] Effective for accounting periods beginning on or after 1 March 2006.
[3] Effective for accounting periods beginning on or after 1 May 2006.
[4] Effective for accounting periods beginning on or after 1 June 2006.

3. **SEGMENT INFORMATION**

For management purposes, the Group is currently organised into four main operating divisions – mobile phone distribution, securities trading and investments, financial services and property investment.

These divisions are the basis on which the Group reports its primary segment information.

The turnover and profit for the period of the Group, analysed by business segments and geographical segments, are as follows:

By business segments:

For the six months ended 30 June 2006:

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Turnover	31,432	506,932	3,683	1,761	543,808
Segment result	(4,580)	633,168	3,950	(402)	632,136
Gain on disposal of an associate					1,740
Unallocated other income					1,503
Unallocated corporate expenses					(19,158)
Finance costs					(3,225)
Profit before taxation					612,996
Tax charge					(9,600)
Profit for the period					603,396

For the six months ended 30 June 2005:

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Turnover	43,601	31,857	7,562	1,393	84,413
Segment result	(940)	35,697	7,558	282	42,597
Unallocated other income					351
Unallocated corporate expenses					(6,332)
Finance costs					(2)
Profit before taxation					36,614
Tax charge					(116)
Profit for the period					36,498

By geographical segments:

The Group's operations are located in Hong Kong and the Mainland China ("China").

During the period under review, the Group's distribution of mobile phones, securities trading and investments and financial services are carried out in Hong Kong. Rental income from property investment is from Hong Kong and China.

The following table provides an analysis of the Group's turnover by geographical market:

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	*HK$'000*
Hong Kong	542,903	83,728
China	905	685
	543,808	84,413

4. NET GAIN ON INVESTMENTS

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	*HK$'000*
Net realised gain on derivatives	4,609	–
Fair value changes on investments held for trading	454,535	22,805
Net realised gain on disposal of available-for-sale investments	26,450	–
Discount on early redemption of loan notes	(3,961)	(1,000)
	481,633	21,805

5. FINANCE COSTS

The finance costs represent interest on bank and other borrowings wholly repayable within five years.

6. TAX CHARGE

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	*HK$'000*
The current tax comprises:		
Hong Kong Profits Tax	9,600	55
Income tax in China	–	61
	9,600	116

Hong Kong Profits Tax is calculated at 17.5% on the estimated assessable profit for both periods.

Income tax in China has been provided at the prevailing rates applicable in China on the estimated assessable profit.

7. PROFIT FOR THE PERIOD

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	*HK$'000*
Profit for the period has been arrived at after charging (crediting) the following items:		
Staff costs including directors' emoluments	17,438	6,272
Write-down of inventories	3,587	532
Depreciation and amortisation	311	405
Interest income	(8,467)	(2,922)
Dividend income from listed investments	(10,409)	(7,970)

8. DIVIDENDS

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	*HK$'000*
Final dividend paid *(Note)*	11,422	12,070
Interim dividend, proposed – HK$0.01 (2005: HK$0.01) per share	2,856	3,018
	14,278	15,088

Note: Final dividend for 2005 of HK$0.04 per share (Final dividend for 2004: HK$0.04 per share) amounting to HK$11,422,000 (Final dividend for 2004: HK$12,070,000) was paid to shareholders during the current period, and was reflected in the condensed consolidated statement of changes in equity.

9. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the profit for the period attributable to equity holders of the Company of HK$603,396,000 (2005: HK$36,498,000) and on 293,554,554 (2005: 301,755,547) weighted average number of ordinary shares in issue during the period.

10. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing an average credit period of 30 to 90 days to its trade debtors. An aged analysis of trade debtors is as follows:

	30.6.2006	31.12.2005
	HK$'000	*HK$'000*
Within 90 days	3,627	2,409
181 – 360 days	–	93
	3,627	2,502
Other debtors, deposits and prepayments	27,672	9,999
	31,299	12,501

11. CREDITORS AND ACCRUED CHARGES

An aged analysis of trade creditors is as follows:

	30.6.2006	31.12.2005
	HK$'000	*HK$'000*
Trade creditors due within 90 days	1,559	35
Other creditors and accrued charges	8,923	41,141
	10,482	41,176

FINANCIAL RESULTS

For the six months ended 30 June 2006, the Group's turnover increased by 544% to HK$543,808,000 (2005: HK$84,413,000) and net profit attributable to shareholders of the Company increased by 1,553% to HK$603,396,000 (2005: HK$36,498,000) mainly due to a substantial increase in our securities trading and investment activities. Compared to the net profit, the earnings per share of the Company increased by an even larger scale of 1,617% to HK$2.06 (2005: HK$0.12) as a result of the Group's share repurchase programme.

As at 30 June 2006, the Group's net asset value per share was HK$7.40 (2005: HK$4.10).

INTERIM DIVIDEND

The Directors declared the payment of an interim dividend of HK$0.01 (2005: HK$0.01) per share amounting to approximately HK$2,856,000 to shareholders whose names appear on the Register of Members of the Company on 26 October 2006. Dividend warrants are expected to be dispatched on or before 10 November 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 24 October 2006 to Thursday, 26 October 2006, both days inclusive, during which no share transfer will be effected.

BUSINESS REVIEW ON OPERATIONS

For the first half of 2006, the Group's mobile handset distribution business under Star Telecom Limited ("STAR") saw a drop in turnover to HK$31,432,000 (2005: HK$43,601,000) and a loss of HK$4,580,000 (2005: Loss of HK$940,000). STAR had to operate in an extremely competitive business environment due to aggressive pricing caused by the intense rivalry for market share among major brands and other Korean brands. Furthermore, the delays in launching of new 3G mobile handset models by our vendors also adversely affected the sales volume and profit margin of STAR. In response to the frequent price adjustments by major brands, STAR had implemented a much stricter control on the quantity for each handset model carried to minimize the inventory risk and facilitate the clearance of any slow moving stock. The Group had also entered into an arrangement with LG to handle the distribution of their mobile handsets to selected dealers.

On the trading and investment in financial instruments, the Group achieved a turnover of HK$506,932,000 (2005: HK$31,857,000) and a profit of HK$633,168,000 (2005: HK$35,697,000) for the period ended 30 June 2006. Although the Hong Kong stock market had been quite volatile, the Group managed to dispose of 70,000,000 shares of Tian An China Investments Company Limited in March 2006, generating cash proceeds of HK$257,600,000 for the Group.

During the period under review, the Group's money lending business contributed a turnover comprising mainly interest income of HK$3,683,000 (2005: HK$7,562,000), and achieved a profit of HK$3,950,000 (2005: HK$7,558,000) which included the write back of a provision for bank charges.

The Group's investment properties located in Hong Kong and the People's Republic of China ("China") recorded a turnover of HK$1,761,000 (2005: HK$1,393,000) and a loss of HK$402,000 (2005: Profit of HK$282,000) during the first half of 2006. As reported in the Company's 2005 Annual Report, in light of the continued austerity measures introduced by the government of China to curb the heated property market, the Group decided to unwind our investment in an investment property located at Buji Town in Shenzhen, China, by entering into a conditional framework agreement with a third party to dispose of our entire interest for a total consideration of RMB99,900,000 (the "Disposal"). A deposit of RMB31,220,000 has been received, with the remaining balance of RMB68,680,000 payable within six months from the completion date bearing interest at the rate of 1% per month. Due to certain technical issues, the completion date of the Disposal has been extended to 23 September 2006.

FINANCIAL RESOURCES, BORROWINGS, CAPITAL STRUCTURE AND EXPOSURES TO FLUCTUATIONS IN EXCHANGE RATES

The Group continued to maintain a strong financial position. As at 30 June 2006, after the reclassification of certain non-current assets associated with the Disposal to current assets, the Group's non-current assets consisted mainly of investment properties of HK$55,619,000 (31 December 2005: HK$136,526,000); property, plant and equipment of HK$4,229,000 (31 December 2005: HK$51,825,000); prepaid lease payments of HK$2,453,000 (31 December 2005: HK$2,483,000) and long term investments of HK$490,967,000 (31 December 2005: HK$258,438,000). These non-current assets were principally financed by shareholders' funds. As at 30 June 2006, the Group had net current assets of HK$1,589,569,000 (31 December 2005: HK$857,849,000) and current ratio of 7.2 times (31 December 2005: 6.8 times) calculated on the basis of the Group's current assets over current liabilities.

All the Group's borrowings are arranged on a short term basis in Hong Kong Dollars, repayable within one year and secured on certain investment properties, marketable securities and bank deposits. As at 30 June 2006, the Group had borrowings of HK$162,404,000 (31 December 2005: HK$100,986,000) and a gearing ratio of 5.0% (31 December 2005: 6.6%), calculated on the basis of the Group's net borrowings (after cash and bank balances) over shareholders' fund.

During the first half of 2006, the issued share capital of the Company has been reduced from HK$2,974,795 to HK$2,856,235 as a result of the repurchase of 11,856,000 shares (par value HK$0.01 each) for cancellation in the stock market for an aggregate consideration of HK$35,849,440.

During the period under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollar, Australian Dollar, Renminbi ("RMB") and Malaysian Ringgit. Because of its short term nature, the Group had not actively hedged risks arising from the Australian Dollar denominated assets and transactions. As the exchange rates of the RMB and the Malaysian Ringgit were relatively stable during the period, the Group was not materially affected by these foreign exchange exposures.

CHARGE ON GROUP ASSETS

As at 30 June 2006, the Group's investment properties, investments held for trading, available-for-sale investments, bank balances and cash with respective carrying values of HK$22,100,000 (31 December 2005: HK$22,100,000), HK$1,183,168,000 (31 December 2005: HK$737,033,000), HK$45,369,000 (31 December 2005: HK$19,272,000) and HK$10,702,000 (31 December 2005: HK$10,526,000) were pledged to financial institutions to secure credit facilities granted to the Group.

EMPLOYEES

The Group had 33 employees as at 30 June 2006 (31 December 2005: 32). The Group ensures that its employees are remunerated in line with market conditions and individual performance and our remuneration policies are reviewed on a regular basis.

PROSPECTS

To widen its product portfolio, STAR is currently negotiating with more manufacturers for the distributorship of their mobile handsets, PDA phones and other digital products. Further, it is also exploring the possibility of expanding its mobile handsets trading business to other geographical areas outside Hong Kong and Macau SAR in order to widen the revenue stream. Currently, STAR is the authorized distributor of NEC, BenQ-Siemens, Pantech and LG mobile handsets in the Hong Kong and Macau SAR regions.

The Group is conscious of the current uncertainty of the outlook of the financial markets and economic sentiments caused by the concerns over local and global interest rates hikes, increasing oil price due to regional tensions and the impact of China's economic tightening policies. These concerns may have an unfavorable impact on the financial markets which, in turn, may affect the Group's performance in the second half of 2006. However, the Group will monitor such situation closely in order to avoid or minimize such adverse impact.

The Group will continue to seek business and investment opportunities in China, Hong Kong and the Asia Pacific region cautiously to further improve profitability and enhance shareholders' value.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the period, the Company repurchased on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") a total of 11,856,000 shares in the range from HK$1.25 to HK$3.325 for a total consideration of HK$35,849,440. The said shares were subsequently cancelled.

Save as disclosed above, there was no purchase, sale or redemption by the Company or any of its subsidiaries of any listed securities of the Company during the period.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

The Directors believes that corporate governance is essential to the success of the Company and has adopted various measures to ensure that a high standard of corporate governance is maintained. Throughout the period ended 30 June 2006, the Company has applied the principles and complied with the requirements of the Code on Corporate Governance Practices listed out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange. The current practices will be reviewed and updated regularly to follow the latest practices in corporate governance.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code of conduct regarding Director's securities transactions. Having made specific enquiries of all Directors, they have confirmed their compliance with the required standard as set out in the Model Code throughout the six months ended 30 June 2006.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITES

The interim report of the Group for the six months ended 30 June 2006 containing all the information required by Appendix 16 of the Listing Rules will be published on the Stock Exchange's website and the Company's website in due course.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 13 September 2006

As at the date of this announcement, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin as executive directors and Messrs. Lo Wai On, Lau Siu Ki and Yu Qi Hao as independent non-executive directors.


COL Capital Limited
(Incorporated in Bermuda with limited liability)
(Stock Code: 0383)

Interim Report 2006


COL Capital Limited
中國網絡資本有限公司

STAR 星光電訊 TELECOM

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UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of COL Capital Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2006 together with the comparative figures for the corresponding period in 2005 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu, in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" and by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 30 June	
		2006	2005
	Notes	**HK$'000**	HK$'000
		(unaudited)	(unaudited)
Turnover	*3*	**543,808**	84,413
Cost of sales		**(389,508)**	(59,586)
Gross profit		**154,300**	24,827
Net gain on investments	*4*	**481,633**	21,805
Other income		**9,041**	2,968
Gain on disposal of an associate		**1,740**	–
Distribution costs		**(2,424)**	(3,795)
Administrative expenses		**(23,646)**	(8,507)
Other expenses		**(4,423)**	(682)
Finance costs	*5*	**(3,225)**	(2)
Profit before taxation		**612,996**	36,614
Tax charge	*6*	**(9,600)**	(116)
Profit for the period	*7*	**603,396**	36,498
Attributable to:			
Equity holders of the Company		**603,396**	36,498
Minority interests		**–**	–
		603,396	36,498
Dividends	*8*		
– Final dividend paid		**11,422**	12,070
– Interim dividend proposed		**2,856**	3,018
Basic earnings per share	*9*	**HK$2.06**	HK$0.12

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	**As at 30 June 2006 HK$'000 (unaudited)**	As at 31 December 2005 HK$'000 (audited)
Non-current assets			
Investment properties	*10*	**55,619**	136,526
Property, plant and equipment	*10*	**4,229**	51,825
Prepaid lease payments		**2,453**	2,483
Interest in an associate		–	–
Available-for-sale investments		**441,391**	171,633
Loan notes		**49,576**	86,805
		553,268	449,272
Current assets			
Inventories held for sale – finished goods		**8,903**	1,495
Investments held for trading		**1,504,099**	886,464
Amount due from a minority shareholder		–	4,805
Debtors, deposits and prepayments	*11*	**31,299**	12,501
Loan receivables		**101,219**	74,429
Pledged bank deposits	*16*	**10,702**	10,526
Bank balances and cash		**56,899**	16,819
		1,713,121	1,007,039
Assets classified as held for sale	*14*	**134,422**	–
		1,847,543	1,007,039

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*

	Notes	**As at 30 June 2006 HK$'000 (unaudited)**	As at 31 December 2005 HK$'000 (audited)
Current liabilities			
Creditors and accrued charges	*12*	**10,482**	41,176
Customers' deposits and receipts in advance		**11,138**	2,713
Other borrowings	*13*	**162,404**	100,986
Taxation payable		**13,915**	4,315
		197,939	149,190
Liabilities associated with assets classified as held for sale	*14*	**60,035**	–
		257,974	149,190
Net current assets		**1,589,569**	857,849
Total assets less current liabilities		**2,142,837**	1,307,121
Capital and reserves			
Share capital	*15*	**2,856**	2,975
Reserves		**2,123,183**	1,281,957
Equity attributable to equity holders of the Company		**2,126,039**	1,284,932
Minority interests		**16,798**	16,798
Total equity		**2,142,837**	1,301,730
Non-current liability			
Deferred tax liability		–	5,391
		2,142,837	1,307,121

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2006

	Attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Buildings revaluation reserve HK$'000	Investments revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Sub-total HK$'000	Minority interests HK$'000	Total HK$'000
At 1 January 2005	3,018	676,818	1,064	34,188	1,922	(2)	487,253	1,204,261	-	1,204,261
Fair value changes on available-for-sale investments recognised directly in equity	-	-	-	(4,918)	-	-	-	(4,918)	-	(4,918)
Profit for the period	-	-	-	-	-	-	36,498	36,498	-	36,498
Total recognised income and expense for the period	-	-	-	(4,918)	-	-	36,498	31,580	-	31,580
Arising from acquisition of a subsidiary	-	-	-	-	-	-	-	-	11,996	11,996
Dividend paid	-	-	-	-	-	-	(12,070)	(12,070)	-	(12,070)
At 30 June 2005	3,018	676,818	1,064	29,270	1,922	(2)	511,681	1,223,771	11,996	1,235,767
At 1 January 2006	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
Fair value changes on available-for-sale investments	-	-	-	310,958	-	-	-	310,958	-	310,958
Exchange difference arising from translation of overseas operations	-	-	-	-	-	475	-	475	-	475
Net income recognised directly in equity	-	-	-	310,958	-	475	-	311,433	-	311,433
Fair value changes on disposal of available-for-sale investments	-	-	-	(26,450)	-	-	-	(26,450)	-	(26,450)
Profit for the period	-	-	-	-	-	-	603,396	603,396	-	603,396
Total recognised income and expense for the period	-	-	-	284,508	-	475	603,396	888,379	-	888,379
Repurchase of shares	(119)	(35,731)	-	-	119	-	(119)	(35,850)	-	(35,850)
Dividend paid	-	-	-	-	-	-	(11,422)	(11,422)	-	(11,422)
At 30 June 2006	2,856	635,562	1,064	315,012	2,084	945	1,168,516	2,126,039	16,798	2,142,837

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30 June 2006

	2006	2005
	HK$'000	HK$'000
	(unaudited)	(unaudited)
NET CASH USED IN OPERATING ACTIVITIES	**(103,698)**	(16,629)
INVESTING ACTIVITIES		
Net proceeds from disposal of available-for-sale investments	**41,200**	–
Net proceeds from redemption of loan notes	**39,504**	59,000
Deposits received for the disposal of a subsidiary	**30,027**	–
Dividend received	**10,409**	7,970
Acquisition of a subsidiary	–	(30,971)
Other investing activities	**8,017**	5,408
NET CASH FROM INVESTING ACTIVITIES	**129,157**	41,407
FINANCING ACTIVITIES		
New other borrowings raised	**719,295**	–
Repayments of other borrowings	**(657,877)**	–
Dividend paid	**(11,422)**	(12,070)
Repurchase of shares	**(35,850)**	–
NET CASH FROM (USED IN) FINANCING ACTIVITIES	**14,146**	(12,070)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**39,605**	12,708
EFFECT OF CHANGES IN FOREIGN EXCHANGE RATE	**475**	–
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	**16,819**	32,265
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD represented by bank balances and cash	**56,899**	44,973

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2006

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2005.

In the current period, the Group has applied, for the first time, a number of new standards, amendments and interpretations issued by the HKICPA that are effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006 respectively. The adoption of the new HKFRSs has had no material effect on how the Group's results for the current and/or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Potential impact arising from the recently issued new accounting standards

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the condensed consolidated financial statements of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[2]
HK(IFRIC) – INT 8	Scope of HKFRS 2[3]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[4]

[1] Effective for accounting periods beginning on or after 1 January 2007.

[2] Effective for accounting periods beginning on or after 1 March 2006.

[3] Effective for accounting periods beginning on or after 1 May 2006.

[4] Effective for accounting periods beginning on or after 1 June 2006.

3. SEGMENT INFORMATION

For management purposes, the Group is currently organised into four main operating divisions – mobile phone distribution, securities trading and investments, financial services and property investment.

These divisions are the basis on which the Group reports its primary segment information.

The turnover and profit for the period of the Group, analysed by business segments and geographical segments, are as follows:

By business segments:

For the six months ended 30 June 2006:

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Turnover	31,432	506,932	3,683	1,761	543,808
Segment result	(4,580)	633,168	3,950	(402)	632,136
Gain on disposal of an associate					1,740
Unallocated other income					1,503
Unallocated corporate expenses					(19,158)
Finance costs					(3,225)
Profit before taxation					612,996
Tax charge					(9,600)
Profit for the period					603,396

3. SEGMENT INFORMATION *(Continued)*

By business segments: (Continued)

For the six months ended 30 June 2005:

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Turnover	43,601	31,857	7,562	1,393	84,413
Segment result	(940)	35,697	7,558	282	42,597
Unallocated other income					351
Unallocated corporate expenses					(6,332)
Finance costs					(2)
Profit before taxation					36,614
Tax charge					(116)
Profit for the period					36,498

3. SEGMENT INFORMATION *(Continued)*

By geographical segments:

The Group's operations are located in Hong Kong and the Mainland China ("China").

During the period under review, the Group's distribution of mobile phones, securities trading and investments and financial services are carried out in Hong Kong. Rental income from property investment is from Hong Kong and China.

The following table provides an analysis of the Group's turnover by geographical market:

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	HK$'000
Hong Kong	**542,903**	83,728
China	**905**	685
	543,808	84,413

4. NET GAIN ON INVESTMENTS

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	HK$'000
Net realised gain on derivatives	**4,609**	–
Fair value changes on investments held for trading	**454,535**	22,805
Net realised gain on disposal of available-for-sale investments	**26,450**	–
Discount on early redemption of loan notes	**(3,961)**	(1,000)
	481,633	21,805

5. FINANCE COSTS

The finance costs represent interest on bank and other borrowings wholly repayable within five years.

6. TAX CHARGE

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	HK$'000
The current tax comprises:		
Hong Kong Profits Tax	**9,600**	55
Income tax in China	**–**	61
	9,600	116

Hong Kong Profits Tax is calculated at 17.5% on the estimated assessable profit for both periods.

Income tax in China has been provided at the prevailing rates applicable in China on the estimated assessable profit.

7. PROFIT FOR THE PERIOD

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	HK$'000
Profit for the period has been arrived at after charging (crediting) the following items:		
Staff costs including directors' emoluments	**17,438**	6,272
Write-down of inventories	**3,587**	532
Depreciation and amortisation	**311**	405
Interest income	**(8,467)**	(2,922)
Dividend income from listed investments	**(10,409)**	(7,970)

8. DIVIDENDS

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	HK$'000
Final dividend paid *(Note)*	**11,422**	12,070
Interim dividend, proposed – HK$0.01 (2005: HK$0.01) per share	**2,856**	3,018

Note: Final dividend for 2005 of HK$0.04 per share (Final dividend for 2004: HK$0.04 per share) amounting to HK$11,422,000 (Final dividend for 2004: HK$12,070,000) was paid to shareholders during the current period, and was reflected in the condensed consolidated statement of changes in equity.

9. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the profit for the period attributable to equity holders of the Company of HK$603,396,000 (2005: HK$36,498,000) and on 293,554,554 (2005: 301,755,547) weighted average number of ordinary shares in issue during the period.

10. MOVEMENTS IN INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT

Investment property and construction in progress of approximately HK$80,953,000 and HK$48,046,000 are reclassified as assets classified as held for sale during the period (see note 14).

The directors consider that the fair values of the investment properties and buildings at 30 June 2006 are not materially different from the professional valuation made at 31 December 2005 and, accordingly, no fair value changes have been recognised in the current period.

11. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing an average credit period of 30 to 90 days to its trade debtors. An aged analysis of trade debtors is as follows:

	30.6.2006	31.12.2005
	HK$'000	HK$'000
Within 90 days	**3,627**	2,409
181 – 360 days	–	93
	3,627	2,502
Other debtors, deposits and prepayments	**27,672**	9,999
	31,299	12,501

12. CREDITORS AND ACCRUED CHARGES

An aged analysis of trade creditors is as follows:

	30.6.2006	31.12.2005
	HK$'000	HK$'000
Trade creditors due within 90 days	**1,559**	35
Other creditors and accrued charges	**8,923**	41,141
	10,482	41,176

13. OTHER BORROWINGS

Other borrowings represent securities margin financing received from stock broking, futures and options broking houses. The entire borrowings are secured by the Group's pledged marketable securities, repayable on demand and bear interest at prevailing market rates.

14. DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

On 23 March 2006, the Group entered into a sale and purchase agreement with an independent third party pursuant to which the Group agreed to dispose of and the independent third party agreed to purchase the entire 75% equity interest in 深圳市天利安實業發展有限公司 ("天利安"), a non-wholly owned subsidiary of the Group, together with the related shareholder loan and the amount due from a minority shareholder, to the third party at an aggregate consideration of RMB99,900,000 (equivalent to HK$96,058,000). The assets and liabilities related to 天利安, which are expected to be sold within twelve months, have been classified as a disposal group held for sale and are presented separately in the balance sheet.

14. DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE *(Continued)*

The major classes of assets and liabilities associated with the disposal group classified as held for sale are as follows:

	30.6.2006 HK$'000
Investment property	80,953
Construction in progress	48,046
Debtors, deposits and prepayments	614
Amount due from a minority shareholder	4,805
Bank balance and cash	4
Total assets classified as held for sale	134,422
Creditors and accrued charges	24,617
Deposit received	30,027
Deferred tax liability	5,391
Liabilities associated with assets classified as held for sale	60,035
Estimated net assets value of the disposal group attributable to the Group	82,811

15. SHARE CAPITAL

	Number of shares	Share capital HK$'000
Ordinary shares of HK$0.01 each		
Authorised:		
At 30 June 2006 and 31 December 2005	30,000,000,000	300,000
Issued and fully paid:		
At 1 January 2005 and 30 June 2005	301,755,547	3,018
Repurchase of shares	(4,276,000)	(43)
At 31 December 2005 and 1 January 2006	297,479,547	2,975
Repurchase of shares	(11,856,000)	(119)
At 30 June 2006	**285,623,547**	**2,856**

16. PLEDGE OF ASSETS

At the balance sheet date, the following assets of the Group were pledged to banks and securities houses to secure short term credit facilities granted to the Group:

	30.6.2006	31.12.2005
	HK$'000	HK$'000
Investment properties	**22,100**	22,100
Investments held for trading	**1,183,168**	737,033
Available-for-sale investments	**45,369**	19,272
Bank deposits	**10,702**	10,526
	1,261,339	788,931

17. CAPITAL COMMITMENTS

As at 30 June 2006, the Group was committed to capital expenditure of HK$14,716,000 (31.12.2005: HK$14,716,000) for the purchase of a leasehold property.

INTERIM DIVIDEND

The Directors declared the payment of an interim dividend of HK$0.01 (2005: HK$0.01) per share amounting to approximately HK$2,856,000 to shareholders whose names appear on the Register of Members of the Company on 26 October 2006. Dividend warrants are expected to be dispatched on or before 10 November 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 24 October 2006 to Thursday, 26 October 2006, both days inclusive, during which no share transfer will be effected.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

For the six months ended 30 June 2006, the Group's turnover increased by 544% to HK$543,808,000 (2005: HK$84,413,000) and net profit attributable to shareholders of the Company increased by 1,553% to HK$603,396,000 (2005: HK$36,498,000) mainly due to a substantial increase in our securities trading and investment activities. Compared to the net profit, the earnings per share of the Company increased by an even larger scale of 1,617% to HK$2.06 (2005: HK$0.12) as a result of the Group's share repurchase programme.

As at 30 June 2006, the Group's net asset value per share was HK$7.40 (2005: HK$4.10).

BUSINESS REVIEW ON OPERATIONS

For the first half of 2006, the Group's mobile handset distribution business under Star Telecom Limited ("STAR") saw a drop in turnover to HK$31,432,000 (2005: HK$43,601,000) and a loss of HK$4,580,000 (2005: Loss of HK$940,000). STAR had to operate in an extremely competitive business environment due to aggressive pricing caused by the intense rivalry for market share among major brands and other Korean brands. Furthermore, the delays in launching of new 3G mobile handset models by our vendors also adversely affected the sales volume and profit margin of STAR. In response to the frequent price adjustments by major brands, STAR had implemented a much stricter control on the quantity for each handset model carried to minimize the inventory risk and facilitate the clearance of any slow moving stock. The Group had also entered into an arrangement with LG to handle the distribution of their mobile handsets to selected dealers.

On the trading and investment in financial instruments, the Group achieved a turnover of HK$506,932,000 (2005: HK$31,857,000) and a profit of HK$633,168,000 (2005: HK$35,697,000) for the period ended 30 June 2006. Although the Hong Kong stock market had been quite volatile, the Group managed to dispose of 70,000,000 shares of Tian An China Investments Company Limited in March 2006, generating cash proceeds of HK$257,600,000 for the Group.

During the period under review, the Group's money lending business contributed a turnover comprising mainly interest income of HK$3,683,000 (2005: HK$7,562,000), and achieved a profit of HK$3,950,000 (2005: HK$7,558,000) which included the write back of a provision for bank charges.

The Group's investment properties located in Hong Kong and the People's Republic of China ("China") recorded a turnover of HK$1,761,000 (2005: HK$1,393,000) and a loss of HK$402,000 (2005: Profit of HK$282,000) during the first half of 2006. As reported in the Company's 2005 Annual Report, in light of the continued austerity measures introduced by the government of China to curb the heated property market, the Group decided to unwind our investment in an investment property located at Buji Town in Shenzhen, China, by entering into a conditional framework agreement with a third party to dispose of our entire interest for a total consideration of RMB99,900,000 (the "Disposal"). A deposit of RMB31,220,000 has been received, with the remaining balance of RMB68,680,000 payable within six months from the completion date bearing interest at the rate of 1% per month. Due to certain technical issues, the completion date of the Disposal has been extended to 23 September 2006.

FINANCIAL RESOURCES, BORROWINGS, CAPITAL STRUCTURE AND EXPOSURES TO FLUCTUATIONS IN EXCHANGE RATES

The Group continued to maintain a strong financial position. As at 30 June 2006, after the reclassification of certain non-current assets associated with the Disposal to current assets, the Group's non-current assets consisted mainly of investment properties of HK$55,619,000 (31 December 2005: HK$136,526,000); property, plant and equipment of HK$4,229,000 (31 December 2005: HK$51,825,000); prepaid lease payments of HK$2,453,000 (31 December 2005: HK$2,483,000) and long term investments of HK$490,967,000 (31 December 2005: HK$258,438,000). These non-current assets were principally financed by shareholders' funds. As at 30 June 2006, the Group had net current assets of HK$1,589,569,000 (31 December 2005: HK$857,849,000) and current ratio of 7.2 times (31 December 2005: 6.8 times) calculated on the basis of the Group's current assets over current liabilities.

All the Group's borrowings are arranged on a short term basis in Hong Kong Dollars, repayable within one year and secured on certain investment properties, marketable securities and bank deposits. As at 30 June 2006, the Group had borrowings of HK$162,404,000 (31 December 2005: HK$100,986,000) and a gearing ratio of 5.0 % (31 December 2005: 6.6%), calculated on the basis of the Group's net borrowings (after cash and bank balances) over shareholders' fund.

During the first half of 2006, the issued share capital of the Company has been reduced from HK$2,974,795 to HK$2,856,235 as a result of the repurchase of 11,856,000 shares (par value HK$0.01 each) for cancellation in the stock market for an aggregate consideration of HK$35,849,440.

During the period under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollar, Australian Dollar, Renminbi ("RMB") and Malaysian Ringgit. Because of its short term nature, the Group had not actively hedged risks arising from the Australian Dollar denominated assets and transactions. As the exchange rates of the RMB and the Malaysian Ringgit were relatively stable during the period, the Group was not materially affected by these foreign exchange exposures.

CHARGE ON GROUP ASSETS

As at 30 June 2006, the Group's investment properties, investments held for trading, available-for sale investments, bank balances and cash with respective carrying values of HK$22,100,000 (31 December 2005: HK$22,100,000), HK$1,183,168,000 (31 December 2005: HK$737,033,000), HK$45,369,000 (31 December 2005: HK$19,272,000) and HK$10,702,000 (31 December 2005: HK$10,526,000) were pledged to financial institutions to secure short term credit facilities granted to the Group.

EMPLOYEES

The Group had 33 employees as at 30 June 2006 (31 December 2005: 32). The Group ensures that its employees are remunerated in line with market conditions and individual performance and our remuneration policies are reviewed on a regular basis.

PROSPECTS

To widen its product portfolio, STAR is currently negotiating with more manufacturers for the distributorship of their mobile handsets, PDA phones and other digital products. Further, it is also exploring the possibility of expanding its mobile handsets trading business to other geographical areas outside Hong Kong and Macau SAR in order to widen the revenue stream. Currently, STAR is the authorized distributor of NEC, BenQ-Siemens, Pantech and LG mobile handsets in the Hong Kong and Macau SAR regions.

The Group is conscious of the current uncertainty of the outlook of the financial markets and economic sentiments caused by the concerns over local and global interest rates hikes, increasing oil price due to regional tensions and the impact of China's economic tightening policies. These concerns may have an unfavorable impact on the financial markets which, in turn, may affect the Group's performance in the second half of 2006. However, the Group will monitor such situation closely in order to avoid or minimize such adverse impact.

The Group will continue to seek business and investment opportunities in China, Hong Kong and the Asia Pacific region cautiously to further improve profitability and enhance shareholders' value.

INTEREST OF DIRECTORS AND CHIEF EXECUTIVES

As at 30 June 2006, the interests and short positions of the directors and the chief executives of the Company and their associates in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, Hong Kong (the "SFO")) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") were as follows:–

Long position in the shares of the Company

	Number of ordinary shares of HK$0.01 each					Percentage of issued ordinary shares
Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total	
Ms. Chong Sok Un ("Ms. Chong")	–	–	106,512,400 *(Note)*	–	106,512,400	37.29%

Note: As at 30 June 2006, Vigor Online Offshore Limited ("Vigor Online"), a 67.7% owned subsidiary of China Spirit Limited ("China Spirit") and Bilistyle Investments Limited ("Bilistyle") held 105,248,000 and 1,264,400 ordinary shares of the Company respectively. Ms. Chong maintains 100% beneficial interests in both China Spirit and Bilistyle. Accordingly, Ms. Chong is deemed to have corporate interests in 106,512,400 ordinary shares of the Company.

Subsequent to the period end date, Vigor Online became a wholly owned subsidiary of China Spirit on 10 July 2006.

Save as disclosed above, as at 30 June 2006, none of the directors, the chief executives of the Company nor their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares, underlying shares or debentures of the Company or any other body corporate.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 30 June 2006, the following parties had interests or short positions in the shares and underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO:–

Long position in the shares of the Company

Name	Capacity	Number of shares held	Percentage held
Ms. Chong	Held by controlled corporation *(Notes 1 & 2)*	106,512,400	37.29%
China Spirit	Held by controlled corporation *(Note 2)*	105,248,000	36.85%
Vigor Online	Beneficial owner	105,248,000	36.85%

Notes:

1. As at 30 June 2006, Bilistyle held 1,264,400 ordinary shares of the Company and Ms. Chong maintains 100% beneficial interest in Bilistyle. Accordingly, Ms. Chong is deemed to be interested in 1,264,400 ordinary shares of the Company under the SFO.

2. As at 30 June 2006, Vigor Online is a 67.7% owned subsidiary of China Spirit in which Ms. Chong maintains 100% beneficial interest. Accordingly, China Spirit and Ms. Chong are deemed to be interested in 105,248,000 ordinary shares of the Company under the SFO.

   Subsequent to the period end date, Vigor Online became a wholly owned subsidiary of China Spirit on 10 July 2006.

Save as disclosed above, as at 30 June 2006, there were no other parties who had interests or short positions in the shares or underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the period, the Company repurchased on the Stock Exchange a total of 11,856,000 shares in the range from HK$1.25 to HK$3.325 for a total consideration of HK$35,849,440. The said shares were subsequently cancelled.

Save as disclosed above, there was no purchase, sale or redemption by the Company or any of its subsidiaries of any listed securities of the Company during the period.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

The Directors believes that corporate governance is essential to the success of the Company and has adopted various measures to ensure that a high standard of corporate governance is maintained. Throughout the period ended 30 June 2006, the Company has applied the principles and complied with the requirements of the Code on Corporate Governance Practices listed out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange. The current practices will be reviewed and updated regularly to follow the latest practices in corporate governance.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as the Company's code of conduct regarding Director's securities transactions. Having made specific enquiries of all Directors, they have confirmed their compliance with the required standard as set out in the Model Code throughout the six months ended 30 June 2006.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 13 September 2006

As at the date of this report, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin as executive directors and Messrs. Lo Wai On, Lau Siu Ki and Yu Qi Hao as independent non-executive directors.

遵守董事進行證券交易之標準守則

本公司已採納上市規則附錄10所載之標準守則，作為本公司董事進行證券交易之守則。經本公司向全體董事作出特定查詢後，所有董事已確認於截至二零零六年六月三十日止六個月期間均完全遵守標準守則所載之規定標準。

承董事會命
主席
莊淑涴

香港，二零零六年九月十三日

於本報告日期，董事會由執行董事莊淑涴女士（主席）、王炳忠拿督和江木賢先生及獨立非執行董事勞偉安先生、劉紹基先生及俞啟鎬先生組成。

除上文所披露者外，於二零零六年六月三十日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，概無其他人士擁有本公司股份或相關股份之權益或淡倉。

購買、出售或贖回上市證券

於期間內，本公司於聯交所以介乎1.25港元至3.325港元之價格購回本公司股本中11,856,000股普通股股份，總代價35,849,440港元。上述股份於其後已被註銷。

除上文所披露者外，本公司或其任何附屬公司於期間內概無購買、出售或贖回任何本公司之上市證券。

遵守企業管治之守則

董事深信企業管治為本公司成功的關鍵，並已採取各項措施，以確保維持高標準的企業管治。於二零零六年六月三十日止之期間內，本公司已採用並遵守聯交所證券上市規則（「上市規則」）附錄十四所載的企業管治常規守則的要求。本公司將定期審閱及更新現行的常規，以追隨企業管治的最新發展。

董事購入股份或債券之權利

於期內任何時間，本公司或其任何附屬公司概無訂立任何安排，使董事可藉購入本公司或任何其他法人團體之股份、相關股份或債券而獲益。

主要股東之權益

於二零零六年六月三十日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，以下人士擁有本公司股份及相關股份之權益或淡倉：

於本公司股份之好倉

名稱	身份	所持普通股股份數目	持股百分比
莊女士	所控制的公司持有*（附註一及二）*	106,512,400	37.29%
China Spirit	所控制的公司持有*（附註二）*	105,248,000	36.85%
Vigor Online	實益擁有人	105,248,000	36.85%

附註：

一、 於二零零六年六月三十一日，Bilistyle 持有本公司1,264,400 股普通股股份，而莊女士於Bilistyle 擁有100%實益權益。因此，根據證券及期貨條例，莊女士被視為擁有本公司1,264,400 股普通股股份之權益。

二、 於二零零六年六月三十一日，Vigor Online 乃China Spirit 擁有67.7%之附屬公司，而莊女士於China Spirit 擁有100%實益權益。因此，根據證券及期貨條例，China Spirit 及莊女士均被視為擁有本公司105,248,000 股普通股股份之權益。

於本期間完結後，Vigor Online已於二零零六年七月十日成為China Spirit之全資附屬公司。

董事及主要行政人員之權益

於二零零六年六月三十日，根據香港證券及期貨條例（「證券及期貨條例」）第352條規定本公司存置的登記冊所記錄或根據上市發行人董事進行證券交易的標準守則（「標準守則」）而向本公司或香港聯合交易所有限公司（「聯交所」）作出的知會，本公司的董事、主要行政人員及彼等之聯繫人士於本公司或其任何相聯法團（具有證券及期貨條例第XV 部的涵義）的股份、相關股份或債券之權益及淡倉如下：

於本公司股份之好倉

	每股面值0.01港元之普通股數目					佔已發行普通股
董事姓名	個人權益	家族權益	公司權益	其他權益	合計	之百分比
莊淑涴女士（「莊女士」）	–	–	106,512,400 *（附註）*	–	106,512,400	37.29%

附註： 於二零零六年六月三十日，Vigor Online Offshore Limited（「Vigor Online」）乃China Spirit Limited（「China Spirit」）擁有67.7%之附屬公司與Bilistyle Investments Limited（「Bilistyle」），分別持有本公司105,248,000股及1,264,400股普通股股份。莊女士於China Spirit及Bilistyle均擁有100%實益權益，故被視為擁有本公司106,512,400股普通股股份之公司權益。

於本期間完結後，Vigor Online已於二零零六年七月十日成為China Spirit之全資附屬公司。

除上文所披露者外，於二零零六年六月三十日，根據證券及期貨條例第352條規定本公司存置的登記冊所記錄或根據標準守則而向本公司及聯交所作出的知會，本公司的董事、主要行政人員或彼等之聯繫人士概無擁有本公司或其任何相聯法團（具有證券及期貨條例第XV部的涵義）的任何股份、相關股份或債券之任何權益或淡倉。

集團資產抵押

於二零零六年六月三十日，本集團分別以名下賬面值22,100,000港元（二零零五年十二月三十一日：22,100,000港元）、1,183,168,000港元（二零零五年十二月三十一日：737,033,000港元）、45,369,000港元（二零零五年十二月三十一日：19,272,000港元）及10,702,000港元（二零零五年十二月三十一日：10,526,000港元）之投資物業、持作買賣之投資、可供出售投資及銀行結餘及現金作為取得財務機構給予本集團短期信貸融資之抵押。

僱員

於二零零六年六月三十日，本集團僱用33名僱員（二零零五年十二月三十一日：32名）。本集團確保其僱員之薪酬釐定與市場環境及個人表現相符合，並根據薪酬政策定期作出檢閱。

前景

為了擴大產品組合，星光現正與更多廠商就分銷其流動電話、個人數碼助理電話及其他數碼產品展開磋商。星光亦探索機遇，將流動電話銷售業務全力拓展至香港及澳門特別行政區以外的其他地區，致力開拓收入來源。星光目前是NEC、BenQ-Siemens、Pantech及LG流動電話港澳地區之特許分銷商。

本集團洞悉到在本港和全球加息憂慮、油價隨著地區局勢緊張而上升及中國實施經濟收緊措施的種種負面因素下，金融市場和經濟前景目前並不明朗。凡此種種因素均可能對金融市場帶來不良影響，亦可能因而影響本集團二零零六年下半年之表現。然而，本集團將緊貼市場形勢，以避免或減低此等負面影響。

本集團將繼續物色中國、香港及亞太區的商機及投資契機，竭力進一步提高盈利能力並提升股東價值。

財務資源、借貸、股本結構及滙率波動之風險

本集團持續保持穩健之財務狀況。於二零零六年六月三十日，於重列若干與出售事項有關之非流動資產為流動資產後，本集團之非流動資產主要包括55,619,000港元（二零零五年十二月三十一日：136,526,000港元）之投資物業；4,229,000港元（二零零五年十二月三十一日：51,825,000港元）之物業、廠房及設備；2,453,000港元（二零零五年十二月三十一日：2,483,000港元）之預付租賃款項及490,967,000港元（二零零五年十二月三十一日：258,438,000港元）之長期投資。此等非流動資產主要由股東資金支付。於二零零六年六月三十日，本集團之流動資產淨值為1,589,569,000港元（二零零五年十二月三十一日：857,849,000港元）及7.2倍（二零零五年十二月三十一日：6.8倍）之流動比率，此乃按本集團之流動資產相對流動負債之比例計算。

本集團之所有借貸均為港元短期借貸，須於一年內償還，並以若干投資物業、有價證券及銀行存款作為抵押。於二零零六年六月三十日，本集團之借貸為162,404,000港元（二零零五年十二月三十一日：100,986,000港元）及資產負債率為5.0%（二零零五年十二月三十一日：6.6%），此乃按本集團之借貸淨額（扣除現金及銀行結餘）相對股東資金之比例計算。

於二零零六年上半年，本集團以總代價35,849,440港元回購本公司11,856,000股股份（每股面值0.01港元）並於股票市場註銷，引致本公司之已發行股本由2,974,795港元下降至2,856,235港元。

於回顧期內，本集團之資產、負債及交易均主要以港元、澳元、人民幣及馬來西亞林吉特為單位。由於屬短期性質，本集團以澳元為單位之資產及交易並無對冲風險。基於人民幣及馬來西亞林吉特於期內之匯率相對穩定，本集團並無重大外匯風險。

截至二零零六年六月三十日止期間，本集團之金融工具買賣及投資業務錄得營業額506,932,000港元（二零零五年：31,857,000港元）及溢利633,168,000港元（二零零五年：35,697,000港元）。本港股市表現雖然頗為波動，但本集團於二零零六年三月仍能以現金款項257,600,000港元出售天安中國投資有限公司之70,000,000股股份。

於回顧期內，本集團放債業務帶來營業額（以利息收入為主）3,683,000港元（二零零五年：7,562,000港元），並錄得溢利3,950,000港元（二零零五年：7,558,000港元），當中包括撥回銀行費用撥備。

二零零六年上半年，本集團位於香港及中華人民共和國（「中國」）之投資物業錄得營業額1,761,000港元（二零零五年：1,393,000港元）及虧損402,000港元（二零零五年：溢利282,000港元）。誠如本公司於二零零五年年報所述，鑑於中國政府繼續採取宏觀調控措施遏抑過熱樓市，本集團遂決定套現其於中國深圳市布吉鎮之投資物業的投資，並已與一名第三方訂立有條件框架協議，以代價99,900,000人民幣出售本集團之全部權益（「出售事項」）。本集團已收取按金31,220,000人民幣，餘額68,680,000人民幣將於完成日期起計六個月內支付，有關款項按每月1厘的息率計息。因為若干技術性問題，出售事項之完成日期推遲至二零零六年九月二十三日。

管理層討論及分析

財務業績

截至二零零六年六月三十日止六個月，本集團之營業額上升544%至543,808,000港元（二零零五年：84,413,000港元），本公司股東應佔溢利淨額上升1,553%至603,396,000港元（二零零五年：36,498,000港元），主要由於證券交易及投資活動大幅增加。由於本集團進行股份回購行動，與溢利淨額比較，每股盈利大幅度上升1,617%至2.06港元。（二零零五年：0.12港元）。

於二零零六年六月三十日，本集團之淨資產值為每股7.40港元（二零零五年：4.10港元）。

業務回顧

二零零六年上半年，本集團旗下星光電訊有限公司（「星光」）經營之流動電話分銷業務之營業額下降至31,432,000港元（二零零五年: 43,601,000港元），並錄得虧損4,580,000港元（二零零五年: 虧損940,000港元）。鑑於主要品牌及其他韓國品牌在爭取市場佔有率方面的競爭激烈，並紛紛實施進取的定價策略，星光需在充滿競爭的營商環境下經營。此外，供應商延遲推出新款的3G流動手機型號，亦對星光的銷售額及毛利率構成不利影響。面對主要品牌頻頻調整價格，星光已更嚴謹控制各手機型號的數量，銳意減低存貨風險，並加快滯銷存貨的清貨。本集團亦已與LG訂立關於將LG流動電話分銷予選定經銷商的安排。

16. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行及證券行作為授予本集團取得短期信貸融資之抵押：

	二零零六年 六月三十日 千港元	二零零五年 十二月三十一日 千港元
投資物業	**22,100**	22,100
持作買賣之投資	**1,183,168**	737,033
可供出售投資	**45,369**	19,272
銀行存款	**10,702**	10,526
	1,261,339	788,931

17. 資本承擔

於二零零六年六月三十日，本集團於購買一個租賃物業承擔之資本費用為14,716,000港元（二零零五年十二月三十一日：14,716,000港元）。

中期股息

董事向於二零零六年十月二十六日名列本公司股東名冊之股東宣派每股0.01港元（二零零五年：0.01港元）合共約為2,856,000港元之中期股息。股息單預計於二零零六年十一月十日或之前寄發。

暫停辦理股份過戶登記手續

本公司將由二零零六年十月二十四日（星期二）至二零零六年十月二十六日（星期四）（首尾兩日包括在內）止期間暫停辦理股份過戶登記手續。

15. 股本

	股份數目	股本
		千港元
每股面值0.01港元之普通股		
法定：		
於二零零六年六月三十日及二零零五年十二月三十一日	30,000,000,000	300,000
已發行及繳足股款：		
於二零零五年一月一日及二零零五年六月三十日	301,755,547	3,018
股份回購	(4,276,000)	(43)
於二零零五年十二月三十一日及二零零六年一月一日	297,479,547	2,975
股份回購	(11,856,000)	(119)
於二零零六年六月三十日	**285,623,547**	**2,856**

14. 出售群分類為待售（續）

分類為待售出售群之主要相關資產及負債類別如下：

	二零零六年 六月三十日 千港元
投資物業	80,953
在建工程	48,046
應收賬款、按金及預付款項	614
應收一位少數股東款項	4,805
銀行結餘及現金	4
分類為待售之總資產	134,422
應付賬項及應計費用	24,617
已收訂金	30,027
遞延稅項負債	5,391
分類為待售資產之相關負債	60,035
本集團應佔出售群之淨資產值約為	82,811

12. 應付賬項及應計費用

以下為應付貿易賬項之賬齡分析：

	二零零六年 六月三十日 千港元	二零零五年 十二月三十一日 千港元
90日內之應付貿易賬項	**1,559**	35
其他應付賬項及應計費用	**8,923**	41,141
	10,482	41,176

13. 其他借貸

其他借款乃指向股票經紀行、期貨及期權經紀行取得之證券孖展借貸。整筆借貸由本集團之已抵押有價證券作抵押，須於要求時償還及須按適用市場利率計息。

14. 出售群分類為待售

於二零零六年三月二十三日，本集團與一名獨立第三方訂立一項買賣協議，據此，本集團同意向第三方出售及獨立第三方同意購買本集團一間非全資附屬公司深圳市天利安實業發展有限公司（「天利安」）之全部75%股本權益，連同相關股東貸款及應收一名少數股東款項，總代價為99,900,000人民幣（相當於96,058,000港元）。天利安之相關資產及負債（預期於十二個月內出售）已分類為待售出售群，並已於資產負債表分開呈列。

10. 投資物業、物業、廠房及設備之變動

於期間內，約為80,953,000港元及48,046,000港元之投資物業及在建工程，重列分類為待售之資產（見附註14）。

董事考慮到投資物業及樓宇於二零零六年六月三十日之公允價值與二零零五年十二月三十一日之專業估值並無重大差別，因此，於本期間並無公允價值變動之確認。

11. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。以下為應收賬項之賬齡分析：

	二零零六年 六月三十日 千港元	二零零五年 十二月三十一日 千港元
90日內	**3,627**	2,409
181－360日	**–**	93
	3,627	2,502
其他應收賬項、按金及預付款項	**27,672**	9,999
	31,299	12,501

8. 股息

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
已付末期股息 *(附註)*	**11,422**	12,070
建議中期股息－每股0.01港元（二零零五年：0.01港元）	**2,856**	3,018

附註： 於本期間，每股0.04港元之二零零五年末期股息（二零零四年末期股息：每股0.04港元）合共11,422,000港元（二零零四年末期股息：12,070,000港元）已支付股東並已反映於簡明綜合股本權益變動表。

9. 每股盈利

每股基本盈利之計算乃按本公司權益持有人於期內應佔溢利603,396,000港元（二零零五年：36,498,000港元）及期內已發行普通股份加權平均數293,554,554股（二零零五年：301,755,547股）而計算。

6. 稅項支出

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
本期稅項包括：		
香港利得稅	**9,600**	55
中國所得稅	**–**	61
	9,600	116

香港利得稅乃根據本期間及上期間之估計應課稅溢利按17.5%之稅率計算。

中國所得稅已根據中國適用之稅率就估計應課稅溢利作撥備。

7. 期內溢利

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
期內溢利已扣除（撥回）以下項目：		
員工成本，包括董事酬金	**17,438**	6,272
存貨減值	**3,587**	532
折舊及攤銷	**311**	405
利息收入	**(8,467)**	(2,922)
上市投資之股息收入	**(10,409)**	(7,970)

4. 投資之溢利淨額

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
衍生工具之已變現收益淨額	**4,609**	–
持作買賣之投資之公允價值變更	**454,535**	22,805
出售可供出售投資之已變現收益淨額	**26,450**	–
提早購回貸款票據之折扣	**(3,961)**	(1,000)
	481,633	21,805

5. 融資成本

融資成本代表於五年內全數償還銀行及其他借貸之利息。

3. 分項資料(續)

地區分項:

本集團之經營業務分佈於香港及中國內地(「中國」)。

於回顧期內,本集團之流動電話分銷、證券買賣及投資以及財務服務業務在香港進行。投資物業的租金收入來自香港及中國。

以下列表提供本集團按市場地區營業額之分析:

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
香港	**542,903**	83,728
中國	**905**	685
	543,808	84,413

3. 分項資料（續）

按業務分項：（續）

截至二零零五年六月三十日止六個月：

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
營業額	43,601	31,857	7,562	1,393	84,413
分項業績	(940)	35,697	7,558	282	42,597
未分攤之其他收入					351
未分攤之公司支出					(6,332)
融資成本					(2)
除稅前溢利					36,614
稅項支出					(116)
期內溢利					36,498

3. 分項資料

於管理上，本集團現時分為四大營運業務，分別是流動電話分銷、證券買賣及投資、財務服務和物業投資。

上述四大業務乃本集團滙報主要分項資料所按之基準。

以下為本集團於期內按主要業務及市場地區劃分之營業額及期內溢利之分析：

按業務分項：

截至二零零六年六月三十日止六個月：

	流動電話分銷	證券買賣及投資	財務服務	物業投資	綜合
	千港元	千港元	千港元	千港元	千港元
營業額	31,432	506,932	3,683	1,761	543,808
分項業績	(4,580)	633,168	3,950	(402)	632,136
出售一間聯營公司之溢利					1,740
未分攤之其他收入					1,503
未分攤之公司支出					(19,158)
融資成本					(3,225)
除税前溢利					612,996
税項支出					(9,600)
期內溢利					603,396

2. 主要會計政策（*續*）

新近頒佈之新會計準則之潛在影響

本集團並未提早應用以下已頒佈但尚未生效之新準則、修訂及註釋。本公司董事預期應用該準則、修訂或註釋將對本集團之簡明綜合財務報表並無產生重大影響。

香港會計準則第1號（修訂本）	資本披露[1]
香港財務報表準則第7號	衍生財務工具：披露[1]
香港（國際財務報表詮釋委員會）－詮釋第7號	採用香港會計準則第29號惡性通貨膨脹經濟中的財務報表中的重述法[2]
香港（國際財務報表詮釋委員會）－詮釋第8號	香港財務報表準則第2號之範圍[3]
香港（國際財務報表詮釋委員會）－詮釋第9號	內含衍生工具之重新評估[4]

1 二零零七年一月一日或之後開始的會計期間生效。
2 二零零六年三月一日或之後開始的會計期間生效。
3 二零零六年五月一日或之後開始的會計期間生效。
4 二零零六年六月一日或之後開始的會計期間生效。

簡明綜合財務報表附註
截至二零零六年六月三十日止六個月

1. 編製基準

簡明綜合財務報表乃按照香港會計師公會(「香港會計師公會」)所頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16適用之披露要求而編製。

2. 主要會計政策

除若干物業及金融工具按適用情況以公允價值計量外,本簡明綜合財務報表乃按歷史成本為編製基礎。

本簡明綜合財務報表所採用之會計政策與本集團編製截至二零零五年十二月三十一日止年度財務報表所採用的一致。

於本期間,本集團首次應用多項由香港會計師公會所頒佈之新準則、修訂及註釋,該等準則各自地適用於二零零五年十二月一日或二零零六年一月一日或其後開始之會計期間。採納新香港財務報表準則並未導致本集團會計政策出現變動,亦未對本會計期間或過往會計期間之業績編製及呈列方式構成影響,故此,並無需要過往期間之調整。

簡明綜合現金流量表

截至二零零六年六月三十日止六個月

	二零零六年 千港元 （未經審核）	二零零五年 千港元 （未經審核）
經營業務之現金流出淨額	**(103,698)**	(16,629)
投資業務		
出售可供出售投資所得款項淨額	**41,200**	–
贖回貸款票據所得款項淨額	**39,504**	59,000
出售一間附屬公司之已收訂金	**30,027**	–
已收股息	**10,409**	7,970
收購一間附屬公司	**–**	(30,971)
其他投資業務	**8,017**	5,408
投資業務之現金流入淨額	**129,157**	41,407
融資業務		
新增其他貸款	**719,295**	–
償還其他貸款	**(657,877)**	–
已付股息	**(11,422)**	(12,070)
股份購回	**(35,850)**	–
融資業務之現金流入（流出）淨額	**14,146**	(12,070)
現金及現金等值增加淨額	**39,605**	12,708
外幣滙率轉變之影響	**475**	–
期初之現金及現金等值	**16,819**	32,265
期終之現金及現金等值		
代表銀行結餘及現金	**56,899**	44,973

簡明綜合股本權益變動表

截至二零零六年六月三十日止六個月

	本公司權益持有人應佔權益									
			樓宇	投資	資本				少數	
	股本	股份溢價	重估儲備	重估儲備	贖回儲備	匯兌儲備	保留溢利	小計	股東權益	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零五年一月一日	3,018	676,818	1,064	34,188	1,922	(2)	487,253	1,204,261	-	1,204,261
可供出售投資公允價值之變動直接於權益確認	-	-	-	(4,918)	-	-	-	(4,918)	-	(4,918)
期內溢利	-	-	-	-	-	-	36,498	36,498	-	36,498
期內確認收入及支出總額	-	-	-	(4,918)	-	-	36,498	31,580	-	31,580
收購一間附屬公司時所產生	-	-	-	-	-	-	-	-	11,996	11,996
已付股息	-	-	-	-	-	-	(12,070)	(12,070)	-	(12,070)
於二零零五年六月三十日	3,018	676,818	1,064	29,270	1,922	(2)	511,681	1,223,771	11,996	1,235,767
於二零零六年一月一日	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
可供出售投資公允價值之變動	-	-	-	310,958	-	-	-	310,958	-	310,958
因換算海外經營所產生之匯兌差異	-	-	-	-	-	475	-	475	-	475
直接於權益確認之淨收入	-	-	-	310,958	-	475	-	311,433	-	311,433
出售可供出售投資公允價值之變動	-	-	-	(26,450)	-	-	-	(26,450)	-	(26,450)
期內溢利	-	-	-	-	-	-	603,396	603,396	-	603,396
期內確認收入及支出總額	-	-	-	284,508	-	475	603,396	888,379	-	888,379
股份購回	(119)	(35,731)	-	-	119	-	(119)	(35,850)	-	(35,850)
已付股息	-	-	-	-	-	-	(11,422)	(11,422)	-	(11,422)
於二零零六年六月三十日	2,856	635,562	1,064	315,012	2,084	945	1,168,516	2,126,039	16,798	2,142,837

簡明綜合資產負債表（續）

	附註	二零零六年 六月三十日 千港元 （未經審核）	二零零五年 十二月三十一日 千港元 （已審核）
流動負債			
應付賬項及應計費用	12	**10,482**	41,176
客戶訂金及預收款項		**11,138**	2,713
其他借貸	13	**162,404**	100,986
應付税項		**13,915**	4,315
		197,939	149,190
分類為待售資產之相關負債	14	**60,035**	–
		257,974	149,190
流動資產淨值		**1,589,569**	857,849
總資產減流動負債		**2,142,837**	1,307,121
資本及儲備			
股本	15	**2,856**	2,975
儲備		**2,123,183**	1,281,957
本公司權益持有人應佔之權益		**2,126,039**	1,284,932
少數股東權益		**16,798**	16,798
權益總額		**2,142,837**	1,301,730
非流動負債			
遞延税項負債		–	5,391
		2,142,837	1,307,121

簡明綜合資產負債表

	附註	二零零六年 六月三十日 千港元 （未經審核）	二零零五年 十二月三十一日 千港元 （已審核）
非流動資產			
投資物業	*10*	**55,619**	136,526
物業、廠房及設備	*10*	**4,229**	51,825
預付租賃款項		**2,453**	2,483
於一間聯營公司之權益		**–**	–
可供出售投資		**441,391**	171,633
貸款票據		**49,576**	86,805
		553,268	449,272
流動資產			
持作出售之存貨－製成品		**8,903**	1,495
持作買賣之投資		**1,504,099**	886,464
應收一位少數股東款項		**–**	4,805
應收賬項、按金及預付款項	*11*	**31,299**	12,501
應收貸款		**101,219**	74,429
有抵押銀行存款	*16*	**10,702**	10,526
銀行結餘及現金		**56,899**	16,819
		1,713,121	1,007,039
分類為待售之資產	*14*	**134,422**	–
		1,847,543	1,007,039

本集團未經審核之業績

中國網絡資本有限公司(「本公司」)之董事會(「董事」)謹此公佈，本公司及其附屬公司(「本集團」)截至二零零六年六月三十日止六個月之未經審核綜合業績，連同二零零五年度同期之比較數字如下。綜合中期財務報表並未經審核，但已經本公司之核數師德勤•關黃陳方會計師行按照審計準則第700號「審查中期財務報告之約定」作出審查，及經本公司之審核委員會審查。

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零六年 千港元 (未經審核)	 二零零五年 千港元 (未經審核)
營業額	3	**543,808**	84,413
銷售成本		**(389,508)**	(59,586)
毛利		**154,300**	24,827
投資之溢利淨額	4	**481,633**	21,805
其他收入		**9,041**	2,968
出售一間聯營公司之溢利		**1,740**	–
分銷成本		**(2,424)**	(3,795)
行政支出		**(23,646)**	(8,507)
其他支出		**(4,423)**	(682)
融資成本	5	**(3,225)**	(2)
除稅前溢利		**612,996**	36,614
稅項支出	6	**(9,600)**	(116)
期內溢利	7	**603,396**	36,498
以下應佔：			
本公司權益持有人		**603,396**	36,498
少數股東權益		**–**	–
		603,396	36,498
股息	8		
一已付末期股息		**11,422**	12,070
一建議中期股息		**2,856**	3,018
每股基本盈利	9	**2.06港元**	0.12港元


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COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)

(股份代號: 0383)

二零零六年中期報告

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